Exhibit 99.1

THIRD QUARTER REPORT
& INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED SEPTEMBER 30, 2002

FAIRMONT HOTELS & RESORTS INC.

OUR PERFORMANCE DURING THE QUARTER MET OUR EXPECTATIONS. REVENUE PER AVAILABLE ROOM (“REVPAR”) AT OUR OWNED PROPERTIES INCREASED 2.9% AND REVPAR AT THE FAIRMONT MANAGED HOTELS WAS UP 2.6%. BOTH IMPROVEMENTS REFLECT IMPROVED OCCUPANCY LEVELS AND EXCEED PUBLISHED INDUSTRY REPORTS.

     Fairmont Hotels & Resorts Inc.’s (“FHR”) hotel portfolio continues to benefit from its geographical diversity and balanced customer mix. Our third quarter results for the Canadian and international operations continued to reflect better trends than the U.S., specifically the U.S. city center segment where the Corporation currently generates about 5% of its EBITDA.

     FHR’s Canadian properties account for approximately half of the Company’s annual EBITDA. This contribution is even greater during the third quarter, when leisure travel is most prevalent in Canada. FHR’s strength in the leisure segment, which represents about half of its overall business, has helped mitigate the effect of prolonged weakness in corporate demand. In addition, extensive renovation investments made over the past few years are beginning to generate returns, notably at the two Bermuda properties. In the third quarter, RevPAR at The Fairmont Southampton Princess and The Fairmont Hamilton Princess increased 14.0% and 37.5%, respectively.

     In recent weeks, FHR also delivered on its strategic growth initiative in the United States. In October, The Fairmont Sonoma Mission Inn & Spa was branded, FHR announced that it has agreed to manage the Monarch Hotel in Washington, D.C. and that it has agreed to purchase The Orchid at Mauna Lani on the Island of Hawaii. These properties reflect the luxury qualities that are inherent in any Fairmont asset.

     We are cautiously optimistic that continued strength in the North American leisure segment and the Canadian economy, combined with diligent cost controls and the positive impact of our extensive renovation program will allow FHR to generate attractive earnings growth.

     We expect our recent additions to the portfolio, coupled with growing returns from capital previously invested in our portfolio, to position us well for 2003.

/S/ WILLIAM R. FATT

Chief Executive Officer
October 21, 2002

MANAGEMENT’S DISCUSSION AND ANALYSIS

     This section should be read in conjunction with the unaudited consolidated financial statements and notes contained herein. The financial statements of Fairmont Hotels & Resorts Inc. (“FHR” or the “Corporation”) are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) and are presented in United States dollars unless otherwise indicated. All references in the management’s discussion and analysis to financial information concerning FHR refers to such information in accordance with Canadian GAAP and all dollar amounts in this report are in United States dollars unless otherwise indicated. Management’s discussion and analysis is based on the segmented information of FHR’s operations found in note 9 of the financial statements.

REVIEW OF OPERATIONS

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30

	2002	2001	2002	2001

REVENUES
Hotel ownership operations	$150.3	$138.3	$407.5	$400.2
Management operations	10.2	8.5	25.6	26.0
Income from investments and other	10.9	8.0	15.2	15.6

	$171.4	$154.8	$448.3	$441.8
EXPENSES
Hotel ownership operations	95.0	94.6	275.6	280.2
Management operations	4.3	3.8	12.9	11.0
Other	—	2.0	0.4	3.9

	99.3	100.4	288.9	295.1

Gains on land held for sale	2.1	—	6.1	9.9

EBITDA(1)	$74.2	$54.4	$165.5	$156.6

(1)	EBITDA is defined as earnings before interest, taxes, amortization, other income and expenses and reorganization and corporate expenses. Management considers EBITDA to be a meaningful indicator of hotel operations, however, it is not a defined measure of operating performance under Canadian GAAP. FHR’s calculation of EBITDA may be different than the calculation used by other entities.

     FHR’s financial results for the three and nine-month periods ended September 30, 2001 contain substantial non-recurring items related to the reorganization of Canadian Pacific Limited (“CPL”), including the operating results of CPL’s four discontinued businesses, reorganization expenses and CPL corporate expenses. CPL’s reorganization became effective October 1, 2001. Given the inclusion of these non-recurring charges, prior period net income and earnings per share are not considered to be comparable with the current period.

REVIEW OF OPERATING RESULTS

Consolidated Results

     FHR had revenues of $171.4 million in the third quarter of 2002 (2001 — $154.8 million) and $448.3 million in the nine months ended September 30, 2002 (2001 — $441.8 million).

     These improvements relate primarily to increased revenues from the owned hotels, particularly during the latter half of September. Management fee revenues comprised 6.0% (2001 — 5.5%) and 5.7% (2001 — 5.9%) of total revenues for the three and nine-month periods ended September 30, 2002, respectively. Management fees as a percentage of total revenue will increase in the fourth quarter as incentive fee thresholds at various hotels are met.

     EBITDA increased to $74.2 million (2001 — $54.4 million) in the third quarter and was $165.5 million for the nine-month period ending September 30, 2002 (2001 — $156.6 million). EBITDA margin, defined as EBITDA as a percentage of revenues, was 43.3% for the quarter (2001 — 35.1%) and 36.9% for the nine-month period ended September 30, 2002 (2001 — 35.4%). Excluding the impact of gains on land held for sale, these margins are reflective of typical profit margins during the third quarter. In September 2001, FHR was unable to adjust its business model fast enough as a result of the precipitous decline in occupancy in the latter half of the month.

Comparable Operating Statistics

     Comparable Hotels and Resorts are defined as properties that were fully open under FHR management for at least the entire current and prior periods. Given the strategic importance of the acquisition of The Fairmont Kea Lani Maui, it has been included in FHR’s operating statistics on a proforma basis as if owned since January 1, 2001. Comparable Hotels and Resorts statistics exclude properties where major renovations have had a significant adverse effect on their primary operations. For the three-month and nine-month periods ended September 30, 2002 versus the three-month and nine-month periods ended September 30, 2001, The Fairmont Hamilton Princess, The Fairmont Southampton Princess and The Fairmont Pierre Marques have been excluded because of the impact of major renovations in 2001.

	THREE MONTHS ENDED SEPTEMBER 30			NINE MONTHS ENDED SEPTEMBER 30

	2002	2001	VARIANCE	2002	2001	VARIANCE

FAIRMONT MANAGED HOTELS
Worldwide
RevPAR[1]	$119.76	$116.69	2.6%	$109.16	$114.66	(4.8%)
ADR[2]	167.19	169.36	(1.3%)	163.20	171.49	(4.8%)
Occupancy	71.6%	68.9%	2.7 points	66.9%	66.9%	0.0 points
Canada
RevPAR	$122.02	$115.82	5.4%	$93.51	$92.48	1.1%
ADR	152.72	152.08	0.4%	132.33	134.56	(1.7%)
Occupancy	79.9%	76.2%	3.7 points	70.7%	68.7%	2.0 points
U.S. and International
RevPAR	$116.73	$117.90	(1.0%)	$130.15	$145.41	(10.5%)
ADR	192.91	200.68	(3.9%)	210.50	226.24	(7.0%)
Occupancy	60.5%	58.8%	1.7 points	61.8%	64.3%	(2.5 points)
DELTA MANAGED HOTELS
Worldwide
RevPAR	$65.37	$64.22	1.8%	$55.92	$58.03	(3.6%)
ADR	90.31	88.13	2.5%	86.13	85.29	1.0%
Occupancy	72.4%	72.9%	(0.5 points)	64.9%	68.0%	(3.1 points)
OWNED HOTELS
Worldwide
RevPAR	$132.09	$128.36	2.9%	$120.76	$126.06	(4.2%)
ADR	191.94	193.17	(0.6%)	186.56	190.93	(2.3%)
Occupancy	68.8%	66.5%	2.3 points	64.7%	66.0%	(1.3 points)
Canada
RevPAR	$146.89	$144.16	1.9%	$106.46	$108.13	(1.5%)
ADR	186.90	188.71	(1.0%)	153.76	154.74	(0.6%)
Occupancy	78.6%	76.4%	2.2 points	69.2%	69.9%	(0.7 points)
U.S. and International
RevPAR	$110.74	$105.49	5.0%	$141.41	$152.02	(7.0%)
ADR	202.39	202.63	(0.1%)	242.84	251.49	(3.4%)
Occupancy	54.7%	52.1%	2.6 points	58.2%	60.4%	(2.2 points)

1 — RevPAR is defined as revenue per available room.

2 — ADR is defined as average daily rate.

OWNERSHIP OPERATIONS

Hotel Ownership

     Revenues from hotel ownership operations were $154.0 million in the third quarter of 2002 (2001 — $141.4 million) and $415.8 million for the nine months ended September 30, 2002 (2001 — $408.9 million). Despite a sluggish global economy, continued demand from the leisure segment, which generates about half of FHR’s overall hotel ownership revenues, has helped mitigate the effect of prolonged weakness in corporate demand.

     Revenues from U.S. and International hotels in the third quarter were up $9.0 million from 2001 and are $10.6 million higher for the nine-month period ended September 30, 2002 versus 2001. This increase relates to a return to more normal operations in the latter half of September 2002 versus 2001 and stronger results from The Fairmont Hamilton Princess and The Fairmont Southampton Princess, which underwent significant renovations during 2001. These improvements were partially offset by year-to-date revenue declines at The Fairmont Scottsdale Princess and at The Fairmont Acapulco Princess, which suffered from an industry-wide trend of reduced group bookings.

     Revenues at the Canadian properties were up $2.9 million, or 3.7%, for the third quarter. Year-to-date revenues are down $3.3 million in large part due to the sale of The Fairmont Empress and Fairmont Le Château Frontenac in February 2001. The Canadian Rocky Mountain resorts reported lower revenues from tour operators during the third quarter, however management succeeded in replacing this with increased individual tourists, albeit at a slightly lower average daily rate (“ADR”).

     Revenue per available room (“RevPAR”) for Comparable Hotels and Resorts was $132.09 in the third quarter of 2002 (2001 — $128.36) and $120.76 for the nine months ended September 30, 2002 (2001 — $126.06). Occupancy rose to 68.8% for the quarter (2001 — 66.5%), however, ADR declined slightly to $191.94 (2001 — $193.17) due to changes in FHR’s overall business mix. The decline in RevPAR for the nine-month period ended September 30, 2002 was the result of lower ADR, down approximately 2.3% to $186.56 (2001 — $190.93), and a reduced occupancy level of 64.7% (2001 — 66.0%). Currency fluctuations accounted for a $1.07 decline in RevPAR in the third quarter and $1.37 of the decline in RevPAR for the nine-month period ended September 30, 2002.

     In the third quarter, RevPAR at the Canadian hotels increased to $146.89 (2001 — $144.16), while RevPAR at the U.S. and International hotels improved to $110.74 (2001 — $105.49). These figures compare favorably to industry-wide estimates of third quarter RevPAR.

     Hotel ownership expenses were $99.7 million for the quarter (2001 — $99.2 million) and $288.9 million for the nine-month period (2001 — $293.0 million). The increase during the quarter related to higher insurance and property tax costs. The nine-month period ended September 30, 2002 benefited from decreased energy costs and various non-recurring cost reductions.

     EBITDA from FHR’s hotel ownership operations increased to $54.3 million in the third quarter of 2002 (2001 — $42.2 million) and to $126.9 million for the nine-month period ended September 30, 2002 (2001 — $115.9 million).

     EBITDA margin for the quarter was 35.3% (2001 — 29.8%) and 30.5% for the nine-month period ended September 30, 2002 (2001 — 28.3%). EBITDA margins in 2002 have returned to a level that management feels is in line with the current levels of demand and business mix.

     FHR’s hotel ownership EBITDA also includes equity income of $1.6 million from investments in the third quarter (2001 — $0.9 million) and $1.9 million in the nine-month period (2001 — $1.5 million). The third quarter increases are the result of improved equity income from the investments in The Fairmont Manoir Richelieu and The Fairmont Copley Plaza Boston.

Legacy

     Equity income generated by the investment in Legacy Hotels Real Estate Investment Trust (“Legacy”) was $7.2 million for the quarter (2001— $4.9 million) and $6.9 million for the nine-month period ended September 30, 2002 (2001 — $6.9 million).

Land Held For Sale

     In September 2002, FHR disposed of its first block of the Southtown lands located in downtown Toronto and recognized a gain on sale of $2.1 million. FHR received cash proceeds net of transaction costs of $8.5 million. For the nine months ended September 30, 2002, FHR has recognized aggregate gains of $6.1 million on land held for sale (2001 — $9.9 million) and received net cash proceeds of $28.8 million.

MANAGEMENT OPERATIONS

Fairmont

     In September 2002, FHR acquired an additional 16.5% of Fairmont from a subsidiary of Kingdom Hotels (USA), Ltd. FHR issued 2,875,000  valued at $69.0 million as consideration. FHR’s ownership of Fairmont is now 83.5%.

     In the third quarter of 2002, revenues under management, defined as revenues generated by owned, managed and franchised hotels, increased to $360 million (2001 — $329 million). Revenues under management for the nine-month period are relatively unchanged at $992 million (2001 — $985 million). These increases are a result of the return to a more normal operating environment, notwithstanding continued declines at U.S. city center hotels, the segment of the hotel industry most affected by the prolonged economic downturn.

     Fairmont earned fee revenues of $11.3 million in the third quarter of 2002 (2001 — $10.2 million) and $30.3 million during the nine-month period ended September 30, 2002 (2001 — $30.6 million). Base management fees have improved consistent with the increase in revenues under management as well as the addition of the Sheraton Suites Calgary Eau Claire management contract. Incentive fee revenues realized in the third quarter were relatively unchanged versus 2001 since many incentive fee thresholds have not yet been reached. Management expects that incentive fee revenues will be higher in the fourth quarter as these thresholds are passed.

     For the Fairmont portfolio of Comparable Hotels and Resorts, RevPAR increased to $119,76 in the third quarter (2001 — $116.69). This gain was driven by an increased occupancy rate to 71.6% (2001 — 68.9%), notwithstanding a slight decline in ADR to $167,19 (2001 — $169,36). For the nine-month period ended September 30, 2002, RevPAR was down 4.8% to $109.16 (2001 — $114.66), with the declines relating exclusively to a 4.8% decrease in ADR. Declines in ADR have resulted due to a shortening in the lead-time of bookings, causing an increase in the room offering in the market, which typically leads to lower rates. The $3.07 improvement in RevPAR for the quarter and $5.50 decline in RevPAR for the nine-month period were negatively impacted by foreign currency fluctuations that reduced RevPAR by $0.87 and $1.37 for the quarter and nine-month period, respectively.

     Fairmont reported EBITDA of $7.9 million in the quarter (2001 — $7.2 million) and $19.8 million in the nine-month period (2001 — $22.1 million). The year-to-date decline is primarily the result of additional marketing costs incurred during the first quarter in an effort to maintain the momentum of brand awareness during the economic slowdown. Otherwise, costs were relatively stable compared to 2001. EBITDA margin was constant at 71.0% for the quarter (2001 — 70.8%) and lower for the nine-month period at 65.5% (2001 — 72.5%).

Delta

     In the third quarter of 2002, revenues under management decreased to $88 million from $91 million. Delta earned management fee revenues of $3.6 million in the third quarter of 2002 (2001 — $2.9 million) and $8.6 million in the nine-month period (2001 — $8.2 million), notwithstanding lower revenues under management during both periods. The improvement relates primarily to a one-time payout at a managed property that was partially offset by declines in value of the Canadian dollar versus the U.S. dollar. The Delta Sun Peaks Resort, which officially opened in October 2002, and the Delta St. Eugene Mission Resort, which is scheduled to open in late 2002, will further increase management revenues and Delta’s presence in Canada.

OTHER ITEMS

Amortization

     Amortization for the quarter was $13.9 million (2001 — $14.0 million) and $41.9 million for the nine-month period (2001 — $39.0 million). These figures are consistent with the growth of ownership operations and profit improving projects at the owned hotels.

Other Income and Expenses

     Other income during the nine-month period consisted primarily of the favorable settlement of previously accrued amounts related to the October 1, 2001 reorganization.

Reorganization and Corporate Expenses

     Corporate expenses incurred in 2001 were costs associated with the activities performed by the Corporation for all subsidiaries, including its current operations, prior to October 1, 2001. The majority of these corporate activities have since been eliminated.

Interest Expense, Net

     Interest expense was $5.0 million for the quarter (2001 — $31.5 million) and $13.5 million for the nine-month period (2001 — $66.4 million). The increase in the third quarter versus the first half of 2002 relates primarily to increased long-term debt related to the repurchase of almost three million shares during the quarter. The majority of the underlying debt in the prior period was extinguished in late September 2001 as part of the corporate reorganization.

Income Tax Expense (Recovery)

     Income tax expense for the quarter was $15.3 million (2001 — income tax recovery of $36.0 million) and $31.7 million for the nine-month period (2001 — income tax recovery of $48.2 million). FHR’s effective tax rate was 27.5% in the third quarter and 27.3% for the nine-month period ended September 30, 2002. A number of factors contributed to these relatively low tax rates including increased earnings from international hotels in non-taxable jurisdictions, a lower tax rate on Legacy earnings, and the utilization of capital losses to offset gains on land held for sale, the benefit of which is not recorded until management is able to utilize them. Management currently expects that FHR’s 2002 effective tax rate will be approximately 27%.

Income From Discontinued Operations

     Income from discontinued operations consisted of profits from the approximate 85% investment in PanCanadian Petroleum Limited, and the wholly owned subsidiaries, Canadian Pacific Railway Company, CP Ships and Fording Inc. that were distributed to the shareholders of the Corporation on October 1, 2001.

Net Income and Earnings Per Share

     Net income for the quarter was $39.0 million (2001 — $115.5 million), while income from continuing operations was $39.0 million (2001 — loss of $99.4 million). For the nine-month period, net income was $81.5 million (2001 — $846.1 million) and income from continuing operations was $81.5 million (2001 — loss of $77.8 million). Basic earnings per share were $0.50 for the quarter (2001 — $1.46) and $1.04 for the nine-month period (2001 — $10.66). Income from continuing operations per share was $0.50 for the quarter (2001 — loss per share of $1.27) and $1.04 for the nine-month period (2001 — loss per share of $1.05).

LIQUIDITY AND CAPITAL RESOURCES

     FHR generally utilizes cash from operations, debt facilities and equity financing to make equity investments, obtain or maintain long-term management contracts, make selective acquisitions of individual hotels or portfolios and to fund its share of hotel capital improvements and operating requirements. Cash and cash equivalents on hand at September 30, 2002 totaled $63.8 million, an increase of $11.1 million from December 31, 2001.

Operating Activities

     Cash generated by operating activities was $58.6 million for the quarter ended September 30, 2002 (2001 — $632.3 million) and $90.9 for the nine-month period ended September 30, 2002 (2001 — $1,890.3 million). Excluding discontinued operations, cash used by operating activities in 2001 was $59.3 million and $121.1 million for the quarter and nine-month period ended September 30, respectively. The increases in cash flow from continuing operations over 2001 resulted primarily from a reduction in interest charges related to debt repayments made as part of the reorganization, the virtual elimination of CPL corporate expenses, as well as a reduction in working capital balances. Changes in working capital generated $5.4 million in cash in the third quarter of 2002 (2001 — $70.3 million) and utilized $30.8 million in cash during the nine-month period ended September 30, 2002 (2001 — generated $23.5 million). Accounts receivable increased $13.5 million over December 31, 2001 due to a quarterly increase of 67.4% in hotel ownership revenues versus the fourth quarter of 2001. The overall increase in receivables is lower than the increase in hotel ownership revenues due to a tightening of credit policies and a reduction in the length of the collection cycle. Accounts payable were relatively unchanged from December 31, 2001. During the second and third quarters, FHR typically generates substantial cash from operating activities and uses these funds to finance working capital and profit improving projects. Any short-term cash flow deficiencies that occur throughout the year are met by drawing on available bank lines.

Investing Activities

     In September 2002, FHR invested $9.0 million for a 19.9% equity interest and management contract in the Sonoma Mission Inn & Spa in Sonoma County, California. FHR has committed to advance a loan of $10.0 million to the Sonoma Mission Inn & Spa. Management expects that the balance of the investment will be funded by the end of 2003.

     Proceeds from the sale of investments and properties in the third quarter were generated from the sale of the first block of the Southtown lands located in downtown Toronto. To September 30, 2002, FHR has realized net cash proceeds of $28.8 million on the sale of undeveloped land. Management expects that disposals of its undeveloped land in Toronto and Vancouver will continue over the next three to four years.

     Expenditures on property and equipment were $11.6 million in the third quarter of 2002 (2001 — $31.8 million) and $63.9 million for the nine-month period ended September 30, 2002 (2001 — $85.1 million). Year-to-date expenditures on profit improving and maintenance capital expenditures at the owned hotels totaled $49.5 million, and $14.4 million was expended on other corporate assets. In addition, a total of $17.5 million has been expended to date in 2002 on infrastructure requirements necessary for the sale of undeveloped lands.

     Expenditures on profit improving projects in the first nine months of 2002 included the following:

•	At The Fairmont Chateau Lake Louise, guestroom renovations have been completed; construction of the conference facility continued during the third quarter and construction of Fairmont Gold guestrooms will begin this autumn.

•	At The Fairmont Banff Springs, guestroom renovations were completed in June 2002.

•	An expansion of the golf practice facilities at The Fairmont Chateau Whistler started during the third quarter of 2002. This project will be finalized in the spring of 2003.

•	Willow Stream — the Spa at The Fairmont Scottsdale Princess was completed in the early part of the year.

•	Construction of Willow Stream — the Spa at The Fairmont Acapulco Princess was completed and opened in August 2002.

•	At The Fairmont Pierre Marques, guestroom renovations and refurbishment of the lobby were completed.

•	The Fairmont Southampton Princess opened its new Willow Stream spa in February 2002 and completed its guestroom renovations in April 2002. Upgrades to the indoor pool and surrounding area are now underway.

•	Renovations to the lobby and hotel entrance at The Fairmont Hamilton Princess were completed in May 2002.

Financing Activities

     FHR’s consolidated net borrowing position of $267.3 million was up $49.3 million from December 31, 2001. During 2002, FHR borrowed $97.0 million in long-term debt and used the proceeds primarily towards the repayment of $37.9 million in debt and to fund the share repurchase program, acquisitions and capital expenditures.

     In October 2001, FHR obtained regulatory approval to purchase for cancellation up to approximately 7.9 million or 10% of its common shares, within a 12-month period ending October 2, 2002. During the nine-months ended September 30, 2002, FHR purchased 3,006,800 shares at an average price of approximately $24.25. Since October 2001, FHR has purchased a total of 3,566,600 shares under this program at an average price of approximately $23.26. FHR has received regulatory approval to renew this program for another 12-month period ending October 2, 2003. During this time, FHR may purchase for cancellation up to approximately 7.8 million or 10% of its common shares.

     As a result of the aforementioned share purchase and cancellation program and the issuance of shares as consideration for the acquisition of an additional 16.5% in Fairmont, the number of shares outstanding at September 30, 2002 was approximately 78.6 million. This amount is virtually unchanged from the number of shares outstanding at December 31, 2001.

     On October 17, 2002, FHR announced that it would be acquiring an additional 6.5 million units of Legacy through a primary offering for total consideration of $31.6 million. This offering is expected to close on or about November 1, 2002. Also, on October 21, 2002, FHR announced that it was acquiring The Orchid at Mauna Lani on the Island of Hawaii for total consideration of approximately $140 million, plus closing costs. This transaction is expected to close in December 2002. Both transactions will be financed through existing bank facilities; however, management ultimately intends to mortgage an existing property to partially fund the acquisition of The Orchid at Mauna Lani.

LABOR RELATIONS

     In the third quarter, new labor contracts were successfully negotiated at seven Fairmont hotels and at four Delta properties. Labor negotiations are currently in progress at two Fairmont properties and one Delta hotel. In the fourth quarter, labor contracts at one Fairmont property and one Delta hotel expire. Although it is not possible to predict the outcome of labor negotiations, we are hopeful that reasonable settlements will be reached. FHR owns none of these hotels.

OUTLOOK

     This outlook contains forward-looking information based on current reservation levels and room rates as well as management’s best estimates of the future operating environment. Readers are strongly urged to read the section on forward-looking information for a summary of the factors that could cause actual results to differ materially from this forward-looking information and a description of the factors and assumptions that were used in making such statements.

     Demand strengthened during the early part of the third quarter, however this trend was short-lived. FHR has realized lower levels of demand for longer than originally anticipated. Management now expects demand to rebound in 2004. Once demand does start to rebound, operating improvements should be further catalyzed by a slowdown in supply growth in most of FHR’s key markets. It continues to be exceedingly difficult for management to predict earnings in this challenging business environment as booking lead-times have, in general, been greatly reduced. Management is cautiously optimistic that continued strength in the leisure segments and the Canadian economy, combined with diligent cost controls and the positive impact of the extensive renovation programs undertaken during 2001 will allow FHR to generate above average earnings until demand rebounds. Management estimates that full-year 2002 EBITDA will be in the range of $190 — $200 million, assuming stable business conditions through the remainder of 2002.

     FHR will continue to seek out new opportunities to expand the management operations of both Fairmont and Delta in addition to investing in its owned assets as well as any acquisition opportunities that are consistent in quality and customer base with its current portfolio. On October 21, 2002, FHR announced that it has agreed to purchase The Orchid at Mauna Lani on the Island of Hawaii, a hotel whose guest profile and product quality is consistent with the Fairmont brand. This resort will be branded The Fairmont Orchid, Hawaii. In addition, through its strategic alliance agreement with Legacy, FHR acquired the management contract of the Monarch Hotel effective early November. FHR will also focus on incremental investments such as spas, golf courses and retail opportunities in an effort to achieve additional growth through productive extensions of its core businesses.

FORWARD-LOOKING STATEMENTS

     This document contains certain forward-looking statements relating, but not limited to, FHR’s operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. FHR disclaims any responsibility to update any such forward-looking statements.

CONSOLIDATED BALANCE SHEETS

(STATED IN MILLIONS OF U.S. DOLLARS) (UNAUDITED)

	SEPTEMBER 30	DECEMBER 31
	2002	2001

ASSETS
Current assets
Cash and cash equivalents	$63.8	$52.7
Accounts receivable	61.7	48.2
Materials and supplies	11.6	11.6
Other	19.5	8.8

	156.6	121.3
Investments in partnerships and corporations (NOTE 4)	96.7	87.7
Investment in Legacy Hotels Real Estate Investment Trust	69.7	56.4
Investment in land held for sale	87.1	92.1
Property and equipment	1,288.9	1,261.9
Goodwill	123.0	106.0
Intangible assets	148.1	105.7
Other assets and deferred charges	54.4	46.2

	$2,024.5	$1,877.3

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$110.3	$118.4
Income taxes payable	5.4	2.1
Dividends payable	—	1.6
Current portion of long-term debt	3.4	25.5

	119.1	147.6
Other liabilities	69.9	65.1
Long-term debt	327.7	245.2
Future income taxes	95.1	64.1
Non-controlling interest	26.2	49.9

	638.0	571.9

Shareholders’ equity (NOTE 5)	1,386.5	1,305.4

	$2,024.5	$1,877.3

CONSOLIDATED STATEMENTS OF INCOME

FOR THE PERIODS ENDED SEPTEMBER 30
(STATED IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS) (UNAUDITED)

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30

	2002	2001	2002	2001

REVENUES
Hotel ownership operations	$150.3	$138.3	$407.5	$400.2
Management operations	10.2	8.5	25.6	26.0
Income from investments and other	10.9	8.0	15.2	15.6

	171.4	154.8	448.3	441.8
EXPENSES
Hotel ownership operations	95.0	94.6	275.6	280.2
Management operations	4.3	3.8	12.9	11.0
Other	—	2.0	0.4	3.9

	99.3	100.4	288.9	295.1

Gains on land held for sale	2.1	—	6.1	9.9

Operating income before undernoted items	74.2	54.4	165.5	156.6
Amortization	13.9	14.0	41.9	39.0
Other (income) and expense (NOTE 6)	—	(6.1)	(6.9)	8.2
Reorganization and corporate expenses (NOTE 7)	—	149.0	1.3	164.5
Interest expense, net	5.0	31.5	13.5	66.4

Income (loss) before income tax expense, non-controlling interest, goodwill charges and discontinued operations	55.3	(134.0)	115.7	(121.5)

Income tax expense (recovery)
Current	1.1	5.4	9.0	21.9
Future	14.2	(41.4)	22.7	(70.1)

	15.3	(36.0)	31.7	(48.2)

Non-controlling interest	1.0	0.9	2.5	2.7

Income (loss) before goodwill charges and discontinued operations	39.0	(98.9)	81.5	(76.0)
Goodwill charges	—	0.6	—	2.2
Taxes thereon	—	(0.1)	—	(0.4)

	—	0.5	—	1.8

Income (loss) from continuing operations	39.0	(99.4)	81.5	(77.8)
Income from discontinued operations (NOTE 1)	—	216.2	—	923.9

Net income	39.0	116.8	81.5	846.1
Preferred share dividends	—	(1.3)	—	(5.4)

Net income available to common shareholders	$39.0	$115.5	$81.5	$840.7

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (IN MILLIONS) (NOTE 5)
Basic	77.9	79.1	78.4	78.9
Diluted	79.0	79.5	79.7	79.2
BASIC EARNINGS PER COMMON SHARE
Income (loss) from continuing operations	$0.50	$(1.27)	$1.04	$(1.05)
Discontinued operations	$—	$2.73	$—	$11.71
Net income	$0.50	$1.46	$1.04	$10.66
DILUTED EARNINGS PER COMMON SHARE
Income (loss) from continuing operations	$0.49	$(1.27)	$1.02	$(1.05)
Discontinued operations	$—	$2.72	$—	$11.67
Net income	$0.49	$1.45	$1.02	$10.62

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

FOR THE PERIODS ENDED SEPTEMBER 30
(STATED IN MILLIONS OF U.S. DOLLARS) (UNAUDITED)

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30

	2002	2001	2002	2001

RETAINED EARNINGS (DEFICIT) — BEGINNING OF PERIOD AS PREVIOUSLY REPORTED	$21.3	$5,284.9	$(19.6)	$4,745.2
Effect of change in accounting for foreign exchange on long-term debt (NOTE 2)	—	—	—	(127.2)

As restated	21.3	5,284.9	(19.6)	4,618.0
Net income	39.0	116.8	81.5	846.1

	60.3	5,401.7	61.9	5,464.1
Repurchase of common shares (NOTE 5)	(30.4)	—	(30.4)	—
Distribution on reorganization (NOTE 1)	—	(5,392.5)	—	(5,392.5)
Dividends on common shares	—	(28.0)	(1.6)	(86.3)
Dividends on preferred shares	—	(1.3)	—	(5.4)

RETAINED EARNINGS (DEFICIT) — END OF PERIOD	$29.9	$(20.1)	$29.9	$(20.1)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED SEPTEMBER 30
(STATED IN MILLIONS OF U.S. DOLLARS) (UNAUDITED)

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30

	2002	2001	2002	2001

Cash provided by (used in)
OPERATING ACTIVITIES
Income from continuing operations	$39.0	$(99.4)	$81.5	$(77.8)
Items not affecting cash Amortization and goodwill charges	13.9	14.6	41.9	41.2
Income from investments and other	(10.9)	(8.0)	(15.2)	(15.6)
Gains on land held for sale	(2.1)	—	(6.1)	(9.9)
Gain on sale of Legacy Real Estate Investment Trust units	—	—	—	(31.1)
Future income taxes	14.2	(41.5)	22.7	(70.5)
Distributions from investments	1.2	3.5	6.3	9.1
Non-controlling interest	1.0	0.9	2.5	2.7
Write-off of capital and other assets	—	1.9	—	40.7
Other	(3.1)	(1.6)	(11.9)	(33.4)
Changes in non-cash working capital items (NOTE 8)	5.4	70.3	(30.8)	23.5
Discontinued operations	—	691.6	—	2,011.4

	58.6	632.3	90.9	1,890.3

INVESTING ACTIVITIES
Investment in hotel partnerships and corporations	(10.4)	(21.5)	(13.4)	(23.2)
Sale of investments and properties	8.5	20.7	28.8	149.2
Additions to property and equipment	(11.6)	(31.8)	(63.9)	(85.1)
Additions to land held for sale	(5.1)	(2.4)	(17.5)	(6.9)
Proceeds from sale of units in Legacy Hotels Real Estate Investment Trust	—	—	—	53.5
Acquisitions	—	—	—	(234.6)
Discontinued operations	—	(592.3)	—	(1,407.2)

	(18.6)	(627.3)	(66.0)	(1,554.3)

FINANCING ACTIVITIES
Issuance of commercial paper	—	—	—	61.5
Repayment of commercial paper	—	(501.4)	—	(643.9)
Issuance of long-term debt	58.0	65.8	97.0	65.8
Repayment of long-term debt	(13.2)	(436.6)	(37.9)	(630.7)
Issuance of common shares	—	4.7	0.5	52.7
Repurchase of common shares	(71.8)	—	(73.0)	—
Dividends	(1.6)	(60.7)	(3.2)	(122.8)
Discontinued operations	—	510.3	—	668.6

	(28.6)	(417.9)	(16.6)	(548.8)

Translation adjustments	0.6	(8.1)	2.8	(8.1)

Increase (decrease) in cash	12.0	(421.0)	11.1	(220.9)
Cash — beginning of period	51.8	617.4	52.7	417.3

Cash — end of period	$63.8	$196.4	$63.8	$196.4

REPRESENTED BY
Cash and cash equivalents	63.8	196.4	63.8	196.4
Bank overdraft	—	—	—	—

	$63.8	$196.4	$63.8	$196.4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2002 AND 2001
(STATED IN MILLIONS OF U.S. DOLLARS) (UNAUDITED)

NOTE 1

     Effective October 1, 2001, Canadian Pacific Limited (“CPL”) completed a major reorganization which divided CPL into five separate public companies — Canadian Pacific Railway Limited, CP Ships Limited, PanCanadian Energy Corporation and Fording Inc., while retaining its investment in Canadian Pacific Hotels & Resorts Inc. (“CPH&R”).

     Pursuant to the plan of arrangement approved by the shareholders and by the court, (the “Arrangement”), CPL distributed its approximate 85% investment in PanCanadian Petroleum Limited and its wholly owned subsidiaries, Canadian Pacific Railway Company, CP Ships Limited and Fording Inc. to its common shareholders. This distribution was recorded at the carrying value of the net investment in each subsidiary. CPL retained its wholly owned subsidiary, CPH&R, and CPL has changed its name to Fairmont Hotels & Resorts Inc. (“FHR”).

     Results from the four operating businesses that were distributed have been included in discontinued operations in the consolidated statement of income and consolidated statement of cash flow at September 30, 2001.

     On October 1, 2001, the issued and outstanding common shares of FHR were consolidated on the basis of one new common share for four old common shares. All share numbers, including earnings per share figures, reflect the effect of the share consolidation applied retroactively.

NOTE 2

     These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2001 presented in the annual report. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2001 audited consolidated financial statements, except as discussed below.

Foreign currency translation

     Effective January 1, 2002, FHR adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) with respect to accounting for foreign currency gains and losses. This standard requires that unrealized exchange gains and losses related to monetary foreign currency assets and liabilities be recognized in income immediately. The requirements of this statement were applied retroactively with restatement of prior periods and did not have an impact on continuing operations. This change resulted in decreased income from discontinued operations of $34.8 for the nine months ended September 30, 2001 ($31.6 for the quarter ended September 30, 2002).

Goodwill and intangible assets

     On January 1, 2002, FHR adopted the new recommendations of the CICA with respect to goodwill and other intangible assets. Under the new recommendations, goodwill and intangible assets with indefinite lives, including that relating to investments accounted for under the equity method, are no longer amortized, but are subject to impairment tests on at least an annual basis. Any impairment of goodwill or other intangible assets is expensed in the period of impairment. Other intangible assets with definite lives will continue to be amortized over their estimated useful lives and are also tested for impairment. The recommendations of this new policy were applied prospectively.

     FHR has completed its impairment testing on the balance of goodwill and intangible assets with indefinite lives as at January 1, 2002. As a result of this testing, no impairment losses are required. Brand name is deemed to have an indefinite life since it is expected to generate cash flows indefinitely. Upon adoption of these recommendations, it was determined that no reclassifications of goodwill and intangible assets were required under CICA recommendations on business combinations.

     A reconciliation of previously reported net income, earnings per share and diluted earnings per share to the amounts adjusted for the exclusion of goodwill and brand name amortization is as follows:

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30

	2002	2001	2002	2001

Reported net income	$39.0	$116.8	$81.5	$846.1
Goodwill amortization	—	0.5	—	1.8
Brand name amortization	—	0.3	—	0.8

Adjusted net income	$39.0	$117.6	$81.5	$848.7

Basic earnings per share
Reported net income	$0.50	$1.46	$1.04	$10.66
Goodwill amortization	—	0.01	—	0.02
Brand name amortization	—	—	—	0.01

Adjusted net income	$0.50	$1.47	$1.04	$10.69

Diluted earnings per share
Reported net income	$0.49	$1.45	$1.02	$10.62
Goodwill amortization	—	0.01	—	0.02
Brand name amortization	—	—	—	0.01

Adjusted net income	$0.49	$1.46	$1.02	$10.65

Stock-based compensation

     FHR accounts for grants under its Key Employee Stock Option Plan (“KESOP”) and Directors’ Stock Option Plan using the intrinsic value method of accounting for stock-based compensation costs. Under the CICA recommendations on stock-based compensation plans, FHR provides proforma net income and proforma earnings per share, as if the fair value based accounting method had been used to account for stock-based compensation for any options granted after January 1, 2002. (See NOTE 5)

NOTE 3

     On September 23, 2002, FHR increased its investment in the management company, Fairmont Hotels Inc. (“Fairmont”) from 67% to 83.5%, through a share exchange with a subsidiary of Kingdom Hotels (USA), Ltd. (“Kingdom”), an affiliate of a trust created by Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud. Kingdom exchanged its 16.5% interest in Fairmont for shares of FHR. FHR issued 2,875,000 shares at $24.00 per common share to Kingdom, equivalent to approximately 3.7% of FHR’s issued and outstanding shares. The acquisition was accounted for using the step purchase method. The results of Fairmont will continue to be included in the consolidated statements of income, and the results related to non-controlling interest will be reduced to 16.5% from September 23, 2002. The share exchange transaction, including related acquisition costs of approximately $0.2, was allocated as follows:

Goodwill	$16.7
Intangible assets	43.0
Non-controlling interest	26.2
Future taxes	(16.7)

$69.2

NOTE 4

     In September 2002, FHR invested $9.0 for a 19.9% equity interest and management contract in the Sonoma Mission Inn & Spa in Sonoma County, California. FHR has committed to advance a loan of $10.0 to the Sonoma Mission Inn & Spa.

NOTE 5

Shareholders’ Equity

	SEPTEMBER 30	DECEMBER 31
	2002	2001

Common shares	$1,187.4	$1,162.4
Contributed surplus	141.9	142.4
Foreign currency translation adjustments	27.3	20.2
Retained earnings (deficit)	29.9	(19.6)

	$1,386.5	$1,305.4

     The diluted weighted-average number of common shares outstanding is calculated as follows:

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30

(in millions)	2002	2001	2002	2001

Weighted-average number of common shares outstanding — basic	77.9	79.1	78.4	78.9
Stock options	1.1	0.4	1.3	0.3

Weighted-average number of common shares outstanding — diluted	79.0	79.5	79.7	79.2

     In October 2001, the Company announced a program to repurchase in a 12-month period, up to 10% of its outstanding shares. For the nine months ended September 30, 2002, FHR had repurchased 3,006,800 shares (2,960,000 shares for the third quarter) for total consideration of $73.0 ($71.8 for the third quarter), of this cost, $42.6 ($41.4 in the third quarter) was charged to common shares while $30.4 was charged to retained earnings. During the nine months ended September 30, 2002, FHR issued 54,467 shares (25 shares for the third quarter) pursuant to KESOP for total proceeds of $0.5 ($0.0 for the third quarter). At September 30, 2002, 78,569,035 common shares were outstanding (2001 — 79,127.044).

     During the nine months ended September 30, 2002, 40,000 stock options were granted (nil for the third quarter) with an average strike price of $31.47. All of these stock options were granted to directors pursuant to the stock option plan resolution as described in the Arrangement circular of CPL dated August 3, 2001 and approved at the September 26, 2001 Special Meeting of Shareholders. Options issued under the Directors’ Stock Option Plan vest immediately, unlike the options granted in 2001 under the KESOP, which vest over a four-year period.

     Assuming FHR elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted after January 1, 2002, net income and basic and diluted earnings per share would have been:

	THREE MONTHS	NINE MONTHS
	ENDED	ENDED
	SEPTEMBER 30	SEPTEMBER 30
	2002	2002

Reported net income	$39.0	$81.5
Net income assuming fair value method used	$39.0	$81.1
Assuming fair value method used
Basic earnings per share	$0.50	$1.03
Diluted earnings per share	$0.49	$1.02

     In calculating net income and basic and diluted earnings per share, stock options issued prior to January 1, 2002, have been excluded from the fair value-based accounting method.

     The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected dividend yield	0.2%
Expected volatility	32.0%
Risk-free interest rate	4.24%
Expected option life in years	4.0

NOTE 6

Other (income) and expense

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30

	2002	2001	2002	2001

Brand technology development costs	$—	$—	$—	$22.4
Write-off of deferred development charges, leasehold improvements and equity investment	—	—	—	7.2
Write-off of management contracts	—	—	—	5.8
Restructuring costs	—	6.4	—	6.4
Other	—	—	(6.9)	10.0

	—	6.4	(6.9)	51.8
Gain on sale of Legacy units	—	—	—	(31.1)
Other income	—	(12.5)	—	(12.5)

	$—	$(6.1)	$(6.9)	$8.2

NOTE 7

     Corporate expenses for 2001 of $26.4 ($10.9 for the quarter) were costs associated with the corporate activities performed by CPL for its subsidiaries, including CPH&R, prior to October 1, 2001. The majority of these corporate activities have been eliminated subsequent to October 1, 2001. Reorganization expenses for 2001 were $138.1 for the three and nine months ended September 30, 2001.

NOTE 8

Changes in non-cash working capital

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30

	2002	2001	2002	2001

Decrease (increase) in current assets
Accounts receivable	$4.1	$85.7	$(13.7)	$69.5
Materials and supplies	1.2	6.5	—	5.1
Other	—	25.3	(10.8)	26.0
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(7.9)	(36.1)	(7.6)	(51.6)
Income taxes payable	5.4	(11.1)	3.3	(16.8)

	2.8	70.3	(28.8)	32.2
Adjustments for disposals and acquisitions	2.6	—	(2.0)	(8.7)

	$5.4	$70.3	$(30.8)	$23.5

NOTE 9

Segmented Information

     The continuing operations of FHR have five reportable operating segments in two core business activities, ownership and management operations. The segments are Hotel Ownership, Investment in Legacy Hotels Real Estate Investment Trust (“Legacy”), Land Held for Sale, Fairmont Hotels Inc. (“Fairmont”) and Delta Hotels Limited (“Delta”). Hotel ownership consists of real estate interests ranging from approximately 20% to 100% in 22 properties. The investment in Legacy consists of an approximate 36% equity interest in Legacy, which owns 22 hotels and resorts across Canada. Land held for sale consists primarily of two large undeveloped land blocks in Toronto and Vancouver. Fairmont is a luxury hotel management company and Delta is a Canadian first class hotel management company.

     The performance of all segments is evaluated primarily on operating income before amortization, other income and expense, reorganization and corporate expenses, interest and income taxes (“EBITDA”). Amortization, other income and expenses, reorganization and corporate expenses and goodwill charges are not allocated to the individual segments. All transactions among operating segments are done at fair market value.

     The following tables present revenues, EBITDA, total assets and capital expenditures for FHR’s reportable segments:

THREE MONTHS ENDED SEPTEMBER 30, 2002

	OWNERSHIP					INTER-
				MANAGEMENT		SEGMENT
	HOTEL		LAND HELD			ELIMINATION
	OWNERSHIP	LEGACY	FOR SALE (a)	FAIRMONT	DELTA	AND OTHER (b)	TOTAL

Revenues	$154.0	$7.2	$2.1	$11.3	$3.6	$(6.8)	$171.4
EBITDA	54.3	7.2	2.1	7.9	2.7	—	74.2
Total assets	1,848.7	69.7	87.1	201.5	70.4	(252.9)	2,024.5
Capital expenditures	10.6	—	5.1	1.0	—	—	16.7

THREE MONTHS ENDED SEPTEMBER 30, 2001

	OWNERSHIP					INTER-
				MANAGEMENT		SEGMENT
	HOTEL		LAND HELD			ELIMINATION
	OWNERSHIP	LEGACY	FOR SALE (a)	FAIRMONT	DELTA	AND OTHER (b)	TOTAL

Revenues	$141.4	$4.9	$—	10.2	$2.9	$(4.6)	$154.8
EBITDA	42.2	4.9	(2.0)	7.2	2.1	—	54.4
Total assets (c)	1,457.2	63.3	95.3	166.2	63.9	159.4	2,005.3
Capital expenditures	30.0	—	2.4	1.8	—	—	34.2

NINE MONTHS ENDED SEPTEMBER 30, 2002

	OWNERSHIP					INTER-
				MANAGEMENT		SEGMENT
	HOTEL		LAND HELD			ELIMINATION
	OWNERSHIP	LEGACY	FOR SALE (a)	FAIRMONT	DELTA	AND OTHER (b)	TOTAL

Revenues	$415.8	$6.9	$6.1	$30.3	$8.6	$(19.4)	$448.3
EBITDA	126.9	6.9	5.7	19.8	6.2	—	165.5
Total assets	1,848.7	69.7	87.1	201.5	70.4	(252.9)	2,024.5
Capital expenditures	60.3	—	17.5	3.6	—	—	81.4

NINE MONTHS ENDED SEPTEMBER 30, 2001

	OWNERSHIP					INTER-
				MANAGEMENT		SEGMENT
	HOTEL		LAND HELD			ELIMINATION
	OWNERSHIP	LEGACY	FOR SALE(a)	FAIRMONT	DELTA	AND OTHER(b)	TOTAL

Revenues	$408.9	$6.9	$9.9	$30.6	$8.2	$(22.7)	$441.8
EBITDA	115.9	6.9	6.0	22.1	5.7	—	156.6
Total assets(c)	1,457.2	63.3	95.3	166.2	63.9	159.4	2,005.3
Capital expenditures	80.3	—	6.9	4.1	0.7	—	92.0

(a)	Revenues represent gain on disposals of land held for sale.

(b)	Revenues represent management fees that are charged by Fairmont and Delta to the hotel ownership operations, which are eliminated on consolidation and the elimination of revenues on land held for sale. Total assets represent corporate assets net of elimination of intersegment loans.

(c)	Total assets exclude the assets of discontinued operations.

NOTE 10

     Results for the nine months ended September 30, 2002 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations.

NOTE 11

     Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2002.

NOTE 12

Subsequent events

     On October 17, 2002, FHR participated in a Legacy equity issue by acquiring approximately 6,500,000 units for $31.7. After the acquisition FHR will have an approximate 35.2% equity interest in Legacy.

     In October 2002, FHR agreed to acquire The Orchid at Mauna Lani on the Island of Hawaii. The purchase price for the property is approximately $140 plus closing costs and will be funded with existing credit facilities. The transaction is expected to close in December, subject to certain conditions.

CORPORATE INFORMATION

CORPORATE OFFICE Canadian Pacific Tower 100 Wellington Street West Suite 1600 TD Centre, P.O. Box 40 Toronto, Ontario M5K 1B7	HOTEL RESERVATIONS Fairmont Hotels & Resorts Toll: 800.441.1414 Delta Hotels Toll: 800.268.1133
INVESTOR RELATIONS Emma Thompson Executive Director Investor Relations Toll: 866.627.0642 Fax: 416.874.2761 Email: investor@fairmont.com Website: www.fairmont.com	TRANSFER AGENT AND REGISTRAR Computershare Trust Company of Canada 1500 University Street Suite 700 Montreal, Quebec H3A 3S8 Toll: 800.332.0095 Tel: 514.982.7800
STOCK TRADING Toronto Stock Exchange: FHR New York Stock Exchange: FHR